UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
April 14, 2004

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
(Exact name of registrant as specified in its charter)

Delaware	000-24843	47-0810385
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1004 Farnam Street, Suite 400
Omaha, NE   68102
(Address of principal executive offices)   (Zip Code)

(402) 444-1630
(Registrant's telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report.)

Item 5. Other Events and Regulation FD Disclosure.

On April 16, 2004, America First Tax Exempt Investors, L.P. (the "Partnership") filed its 2003 Form 10-K which included restatements of previously filed financial information. Given the restatement, investors should not rely on the Partnership's previously issued financial statements and the auditors' report thereon for the year ended December 31, 2002 included in the Partnership's 2002 Form 10-K and the quarterly reports on Form 10-Q for March 31, 2003, June 30, 2003 and September 30, 2003. The following describes the basis for the restatements.

In order to comply with the requirements of Statement of Financial Accounting Standards ("FAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and FAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities,* the Partnership has determined that certain restatement adjustments to previously issued financial statements are required. In 2002 and the first three quarters of 2003, the Partnership accounted for its interest rate caps as cash flow hedges of its variable-rate debt financing; however, these derivative instruments are indexed to the Bond Market Association ("BMA") rate which is not a benchmark interest rate, as defined by FAS No. 133, and thus the Partnership should not have applied hedge accounting treatment. Additionally, the Partnership has determined that its prior accounting did not appropriately measure the mark to market adjustment required by FAS No. 133. As a result, adjustments have been made to the Partnership's December 31, 2002, March 31, 2003, June 30, 2003 and September 30, 2003 financial statements. The restated financial statements reflect an adjustment of the carrying value of the Partnership's interest rate caps to reflect the fair value of the derivative instruments. The mark to market adjustments to the fair value of the Partnership's derivatives impacts Other assets and Interest expense. While the adjustments impact the net income of the Partnership they do not impact the cash flows from operating, investing or financing activities, cash available for distribution or the actual distributions to Unit holders.

The previously reported amounts and restated amounts for 2002 and 2003 are as follows:

	As of December 31, 2002		As of March 31, 2003 (Unaudited)	
Balance Sheets:	As Previously Reported	Restated	As Previously Reported	Restated
Taxable loans, net of allowance for loan loss reserves	$ -	$ 7,301,165	$ 7,394,020	$ 7,394,020
Other assets	$ 8,636,581	$ 951,435	$ 1,904,708	$ 1,315,582
Total Assets	$ 139,141,061	$ 138,757,080	$ 139,251,375	$ 138,662,249
Partners' Capital:				
General Partner	$ 26,156	$ 22,316	$ 28,804	$ 22,913
Beneficial Unit Certificate (BUC) holders	$ 77,639,733	$ 77,259,592	$ 77,901,860	$ 77,318,625
Total Partners' Capital	$ 77,665,889	$ 77,281,908	$ 77,930,664	$ 77,341,538
Total Liabilities and Partners' Capital	$ 139,141,061	$ 138,757,080	$ 139,251,375	$ 138,662,249

Statements of Income and Comprehensive Income:		For the year ended December 31, 2002				For the three months ended March 31, 2003 (Unaudited)		
		As Previously Reported		Restated		As Previously Reported		Restated
Interest expense	$	1,467,582	$	1,851,563	$	345,596	$	550,741
Net income	$	6,660,368	$	6,276,387	$	1,606,311	$	1,401,166
Net comprehensive income	$	6,878,144	$	6,494,163	$	1,606,311	$	1,401,166
Net income allocated to:								
General Partner	$	66,604	$	62,764	$	16,063	$	14,012
BUC Holders	$	6,593,764	$	6,213,623	$	1,590,248	$	1,387,154
Net income, basic and diluted, per BUC	$	0.67	$	0.63	$	0.16	$	0.14

Balance Sheets:		As of June 30, 2003 (Unaudited)		
		As Previously Reported		Restated
Taxable loans, net of allowance for loan loss reserves	$	7,396,670	$	7,396,670
Other assets	$	2,059,666	$	1,014,012
Total Assets	$	147,367,630	$	146,321,976
Partners' Capital:				
General Partner	$	31,317	$	20,861
Beneficial Unit Certificate (BUC) holders	$	78,150,630	$	77,115,432
Total Partners' Capital	$	78,181,947	$	77,136,293
Total Liabilities and Partners' Capital	$	147,367,630	$	146,321,976

Statements of Income and Comprehensive Income		For the three months ended June 30, 2003 (Unaudited)				For the six months ended June 30, 2003 (Unaudited)		
		As Previously Reported		Restated		As Previously Reported		Restated
Interest expense	$	404,891	$	861,419	$	750,487	$	1,412,160
Net income	$	1,592,819	$	1,136,291	$	3,199,130	$	2,537,457
Net comprehensive income	$	1,592,819	$	1,136,291	$	3,199,130	$	2,537,457
Net income allocated to:								
General Partner	$	15,928	$	11,363	$	31,991	$	25,375
BUC Holders	$	1,576,891	$	1,124,928	$	3,167,139	$	2,512,082
Net income, basic and diluted, per BUC	$	0.16	$	0.11	$	0.32	$	0.25

	As of September 30, 2003 (Unaudited)	
Balance Sheets:	As Previously Reported	Restated
Taxable loans, net of allowance for loan loss reserves	$ 7,396,670	$ 7,396,670
Other assets	$ 2,122,900	$ 1,480,139
Total Assets	$ 147,838,683	$ 147,195,922
Partners' Capital:		
General Partner	$ 34,558	$ 28,130
Beneficial Unit Certificate (BUC) holders	$ 78,471,422	$ 77,835,089
Total Partners' Capital	$ 78,505,980	$ 77,863,219
Total Liabilities and Partners' Capital	$ 147,838,683	$ 147,195,922

	For the three months ended September 30, 2003 (Unaudited)		For the nine months ended September 30, 2003 (Unaudited)	
Statements of Income and Comprehensive Income	As Previously Reported	Restated	As Previously Reported	Restated
Interest expense	$ 366,500	$ (36,394)	$ 1,116,986	$ 1,375,765
Net income	$ 1,665,568	$ 2,068,462	$ 4,864,698	$ 4,605,919
Net comprehensive income	$ 1,665,568	$ 2,068,462	$ 4,864,698	$ 4,605,919
Net income allocated to:				
General Partner	$ 16,656	$ 20,685	$ 48,647	$ 46,059
BUC Holders	$ 1,648,912	$ 2,047,777	$ 4,816,051	$ 4,559,860
Net income, basic and diluted, per BUC	$ 0.17	$ 0.21	$ 0.49	$ 0.46

The 2002 and 2003 financial statements and the accompanying notes in the Partnership's 2003 Form 10-K reflect the restated amounts.
.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

Date: April 16, 2004

By /s/ Mark A. Hiatt
Mark A. Hiatt, Chief Financial Officer